UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-05964
IKON Office Solutions, Inc.
(Exact name of registrant as specified in its charter)
70 Valley Stream Parkway
Malvern, Pennsylvania 19355
(610) 296-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, without par value
6.75% Notes due 2025
7.30% Notes due 2027
7.75% Senior Notes due 2015
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:
Common Stock, without par value: One (1)
6.75% Notes due 2025: Forty-eight (48)
7.30% Notes due 2027: Twenty-one (21)
7.75% Senior Notes due 2015: One (1)

          Pursuant to the requirements of the Securities Exchange Act of 1934 IKON Office Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IKON OFFICE SOLUTIONS, INC.
November 18, 2008	By:	/s/ Mark A. Hershey
		Name:	Mark A. Hershey
		Title:	Senior Vice President, General Counsel and Secretary